UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NSTS Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

6293JP 109
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6293JP 109	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON North Shore Trust & Savings Employee Stock Ownership Plan Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 388,212
	6.	SHARED VOTING POWER 43,624
	7.	SOLE DISPOSITIVE POWER 431,836
	8.	SHARED DISPOSITIVE POWER —
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,836
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12.	TYPE OF REPORTING PERSON EP

CUSIP No. 6293JP 109	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

NSTS Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

700 S. Lewis Ave., Waukegan, Illinois 60085

Item 2(a).	Name of Person Filing:

North Shore Trust & Savings Employee Stock Ownership Plan Trust (“NSTS ESOP Trust”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Pentegra Services, Inc., 2 Enterprise Drive, Suite 408, Shelton, CT 06484

Item 2(c).	Citizenship:

Illinois

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

6293JP 109

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing.

(f) ☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Item 4.	Ownership.

(a)	Amount beneficially owned: See row 9 of the cover page.

(b)	Percent of class: See row 11 of the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: See row 5 of the cover page.

(ii)	Shared power to vote or direct the vote: See row 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of the cover page.

CUSIP No. 6293JP 109	13G	Page 4 of 5 Pages

Percent of class is based on (i) the number of shares held by NSTS ESOP Trust as of December 31, 2023 and (ii) the number of shares of common stock outstanding as of November 6, 2023 (5,315,261 shares) as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 6293JP 109	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2024	North Shore Trust & Savings Employee Stock Ownership Plan Trust

By: Pentegra Trust Company, as Trustee

	By:	/s/ Paula Edmonds
Name: Paula Edmonds
Title: Vice President